CELSUS THERAPEUTICS STRENGTHENS BOARD OF DIRECTORS WITH
ADDITION OF DERMATOLOGY INDUSTRY VETERAN ROBERT F. DOMAN

NEW YORK, NY AND LONDON, UK – May 1, 2013 – Celsus Therapeutics (OTCQB: MRRBY), an emerging growth, development-stage biotech company, announced the addition of industry veteran Robert F. Doman to the Company’s Board of Directors.

“We are pleased that Bob has joined our board of directors,” said Gur Roshwalb, Chief Executive Officer of Celsus Therapeutics. “He brings more than 30 years of international and domestic pharmaceutical and medical leadership to the board, especially in the field of dermatology, the focus of our lead asset in Phase II trials, MRX-6. His business development, strategic planning and dermatology product development skills will be valuable assets as we continue to advance our portfolio of non-steroidal anti-inflammatory drugs.”

“I am pleased to be joining the Celsus board where I will have the opportunity to work closely with management and the other board members to create shareholder value,” said Mr. Doman. “I look forward to quickly contributing to the next stage in Celsus’ growth by helping to direct development of MRX-6 and advancing the current pipeline of promising anti-inflammatory drugs.”

Mr. Doman is a seasoned pharmaceutical and medical device executive with 30+ years of extensive international and domestic experience in general management, business development, building sales and marketing capabilities, new product development and strategic planning. Most recently Bob served as President and Chief Executive Officer of DUSA Pharmaceuticals, Inc., a publicly traded specialty pharmaceutical and medical device company focused in the field of dermatology. He joined DUSA in 2005 as President and Chief Operating Officer and was promoted to President and Chief Executive Officer in June 2007. DUSA was acquired by Sun Pharma in June of 2012. Prior to joining DUSA Pharmaceuticals, Bob served as President of Leach Technology Group, the medical electronic device, design, product development and contract manufacturing services division of privately held Leach Holding Corporation. From 1999 to 2000, Bob served as President, Device Product Development of West Pharmaceutical Services, a manufacturer of systems and device components for parentally administered medicines and drugs. From 1991 to 1999, Bob worked for the Convatec division of Bristol–Myers Squibb in positions that included: Vice President, Worldwide Marketing and Business Development; Vice President and General Manager, U.S. Wound and Skin Care; and Vice President, U.S. Operations.

Earlier in his career, Bob held sales, marketing and business development roles of increasing responsibilities for Critikon, Inc., a Johnson and Johnson company. While serving as Business Director for Vascular Access he licensed and launched the first Intravenous Catheter with needle-stick protection, which is the industry standard today. Bob currently serves as a member of the Board of Directors of Echo Therapeutics, Inc. (NASDAQ: ECTE). He received a Bachelor’s degree from Saint Joseph’s University where he has served as a member of the Development Committee and the Haub School of Business Advisory Board.

About Celsus Therapeutics Plc.

Celsus Therapeutics is an emerging clinical stage company focused on the development of a new class of non-steroidal, synthetic anti-inflammatory drugs termed Multi-Functional Anti-Inflammatory Drugs or MFAIDs. Celsus’s MFAIDs represent a new therapeutic platform for the treatment of a broad array of inflammatory diseases, such as allergies and autoimmune diseases. Presently, the Company has two lead drug candidates in its clinical pipeline, MRX-6, a topical cream for contact dermatitis and MRX-4, a nasal spray for treating allergic rhinitis (hay fever). Other potential treatments in preclinical development include OPX-1 for ocular inflammation, CFX-1 for cystic fibrosis, and MRX-5 for inflammatory bowel disease.

FORWARD-LOOKING STATEMENTS – This press release contains "forward-looking statements" that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," "hope," "look forward" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under applicable laws, we do not intend to update or revise any forward-looking statements.

Company Contact	Investor Relations
Celsus Therapeutics Plc.	LifeSci Advisors, LLLC
Gur Roshwalb, MD	Michael Rice
Chief Executive Officer	mrice@lifesciadvisors.com
gr@celsustx.com	646-597-6979